

12061503

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: April 30, 2013 Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-52615

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2011 (MM/DD/YY) AND ENDING 3/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Korea Investment & Securities America, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1350 Avenue of Americas, Suite 1110
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dong Kim 201-625-3300
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	NY	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

KOREA INVESTMENT & SECURITIES AMERICA, INC.
(A Wholly-Owned Subsidiary of Korea Investment & Securities Co., Ltd.)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

AFFIRMATION

I, Dong Kim, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Korea Investment & Securities America, Inc. as of and for the year ended March 31, 2012, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

5/24/2012

Signature

President

Title

State of New York County of Queens

Subscribed and sworn to (or affirmed) before me on this 24 day of May, 2012 by ________.

Notary Public Signature

Notary Public

KELLY E. HAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01HA6041969
Qualified in Queens County
My Commission Expires May 15, 2014

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of Korea Investment & Securities America, Inc.:

We have audited the accompanying statement of financial condition of Korea Investment & Securities America, Inc. (the "Company"), a wholly-owned subsidiary of Korea Investment & Securities Co., Ltd., as of March 31, 2012, and the related statements of operation, cash flows and changes in stockholder's equity for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Korea Investment & Securities America, Inc. as of March 31, 2012 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules (g), (h) and (i) listed in the accompanying table of contents are presented for purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. Such schedules have been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the financial statements or the financial statements themselves, other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects in relation to the financial statements taken as a whole.

Deloitte + Touche LLP

May 24, 2012

KOREA INVESTMENT & SECURITIES AMERICA, INC.
(A Wholly-Owned Subsidiary of Korea Investment & Securities Co., Ltd.)

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2012

ASSETS

Cash and cash equivalents	$ 881,132
Commissions receivable from parent	93,019
Securities owned, at fair value:	
Mutual funds	51,716
Furniture and office equipment, at cost, less accumulated depreciation of $28,510	45,985
Other assets	174,900
TOTAL ASSETS	$ 1,246,752

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accrued expenses and other liabilities	$ 146,233
Stockholder's equity:	
Common stock, par value $0.01 per share - 1,000 shares authorized; issued and outstanding 100 shares	1
Additional paid-in capital	2,999,999
Accumulated deficit	(1,899,481)
Total stockholder's equity	1,100,519
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,246,752

See notes to financial statements.

KOREA INVESTMENT & SECURITIES AMERICA, INC.
(A Wholly-Owned Subsidiary of Korea Investment & Securities Co., Ltd.)

STATEMENT OF OPERATION
YEAR ENDED MARCH 31, 2012

REVENUES:	
Commissions	$ 1,220,904
Interest	6,395
Trading	34,119
Other	229,057
Total revenues	1,490,475
EXPENSES:	
Employee compensation and benefits	1,075,014
Communications	241,633
Travel and transportation	277,682
Occupancy	186,501
Conferences	174,370
Professional fees	146,446
Other operating expenses	167,310
Total expenses	2,268,956
LOSS BEFORE PROVISION FOR INCOME TAXES	(778,481)
PROVISION FOR INCOME TAXES	5,536
NET LOSS	$ (784,017)

See notes to financial statements.

KOREA INVESTMENT & SECURITIES AMERICA, INC.
(A Wholly-Owned Subsidiary of Korea Investment & Securities Co., Ltd.)

STATEMENT OF CASH FLOWS
YEAR ENDED MARCH 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (784,017)
Adjustments to reconcile net loss to net cash used in operating activities:	
Proceeds from sales of securities owned	1,068,613
Depreciation	10,090
Changes in assets and liabilities:	
Commissions receivable from parent	18,880
Securities owned, at fair value	4,280
Other assets	(4,874)
Accrued expenses and other liabilities	(627,842)
Net cash used in operating activities	(314,870)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(314,870)
CASH AND CASH EQUIVALENTS	
Beginning of year	1,196,002
End of year	$ 881,132
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year for income taxes:	$ 9,000

See notes to financial statements.

KOREA INVESTMENT & SECURITIES AMERICA, INC.
(A Wholly-Owned Subsidiary of Korea Investment & Securities Co., Ltd.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED MARCH 31, 2012

	Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
STOCKHOLDER'S EQUITY - April 1, 2011	100	$ 1	$ 2,999,999	$ (1,115,464)	$ 1,884,536
Net loss	-	-	-	(784,017)	(784,017)
STOCKHOLDER'S EQUITY - March 31, 2012	100	$ 1	$ 2,999,999	$ (1,899,481)	$ 1,100,519

See notes to financial statements.

1. DESCRIPTION OF BUSINESS

Korea Investment & Securities America, Inc., (the "Company") was incorporated on April 18, 2000 under the laws of the State of Delaware to conduct securities business in the United States. The Company, a wholly-owned subsidiary of Korea Investment & Securities Co. Ltd. (the "Parent"), a Korean corporation, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company engages primarily in broker and dealer transactions of Korean securities. Its principal customers are institutions in the U.S. investing in the emerging markets. As shown in the accompanying statement of operation, the major source of income is commissions from its brokerage services.

The Company clears all transactions on a fully disclosed basis through its clearing broker. Accordingly, the Company does not carry customers' accounts and does not receive, deliver, or hold cash or securities in connection with such transactions.

The Company has experienced recurring losses in recent years and recorded negative cash flows from operating activities for the year ended March 31, 2012. The Company is dependent on the Parent's financial support. The Parent has informed the Company of its intention and ability to provide the Company with financial support necessary to maintain the financial viability of the Company and sustain its operations until at least May 31, 2013, as needed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents — Cash and cash equivalents include cash on hand, demand deposits with banks, and short-term and highly liquid instruments purchased with an original maturity of three months or less at the date of acquisition.

Securities Owned - Securities owned are carried at fair value and at March 31, 2012, represent investments in open-ended mutual funds.

Income Taxes - Deferred tax assets and liabilities are computed for temporary differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in future years. Such deferred tax assets and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Deferred tax assets are required to be reduced by a valuation allowance to the extent that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized.

Under Financial Accounting Standards Board Accounting Standards Codification ("ASC") 740, *Income Taxes*, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. Judgment is required in

assessing the future tax consequences of events that have been recognized in the financial statements or tax returns.

Revenue Recognition - All securities transactions and related revenue and expenses are recorded on a trade date basis. No unsettled securities transactions existed at March 31, 2012. Interest and dividend revenues are earned from the underlying securities owned and are recorded on an accrual basis. Trading gains include unrealized gains arising from securities owned due to the resulting difference between cost and estimated fair value and are recorded in current operations.

Depreciation - Furniture and office equipment are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line method over the estimated useful lives of the respective assets, which is five years.

Fair Value of Financial Instruments - In accordance with ASC 825, *Financial Instruments,* the carrying amounts reported in the statement of financial condition for securities owned, if any, are valued at fair value using quoted market prices or as determined by management. Carrying values of commissions receivable from parent, other assets, and accrued expenses and other liabilities approximate fair value because of the short-term nature of those financial instruments.

Fair Value Measurements - The Company accounts for its financial instruments owned at fair value. Fair value is defined as the price that could be received in an asset sale, or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company records these financial assets and liabilities at fair value pursuant to various accounting literature including ASC 820, *Fair Value Measurements and Disclosures.*

ASC 820 defines fair value, establishes a framework for measuring fair value using a three level hierarchy for fair value measurements based upon the market observability and reliability of inputs used to value assets and liabilities, and requires enhanced disclosures about fair value measurements. ASC 820 does not dictate when fair values should be the basis to account for a financial instrument, nor does it proscribe which valuation technique should be used. Rather, ASC 820 requires an entity to choose appropriate valuation techniques based upon market conditions, and the availability, reliability, and observability of valuation inputs.

ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value based upon the transparency and observability of such inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 – Valuations are based upon unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Valuations are based upon either quoted prices for the same or like asset or liability in markets that are not active, or significant model inputs all of which are observable, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – Valuations are based upon prices or valuations techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Such inputs reflect assumptions that the reporting entity believes would be used by market participants in valuing the asset or liability but that are unobservable.

As required by ASC 820, the level within which a financial instrument is categorized under the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company reviews its fair value hierarchy classifications periodically and changes in the observability of valuation inputs and in the significance of valuation inputs may result in a reclassification between fair value hierarchy level categories.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events – The Company applied ASC 855, *Subsequent Events*, which is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date-that is, whether that date represents the date the financial statements were issued or were available to be issued. In accordance with ASC 855, the Company has evaluated subsequent events through the date the financial statements were issued.

3. NET CAPITAL REQUIREMENTS

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness", as defined, exceeds 15 times its "net capital", as defined. Under such rule, and the related rules of FINRA, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At March, 31, 2012, the Company had a minimum net capital requirement of $100,000, whereas it had net capital of $734,294, which exceeded the minimum requirement by $634,294. The Company's percentage of aggregate indebtedness to net capital was 19.91%.

4. FAIR VALUE DISCLOSURE

The Company's assets and liabilities that are recorded at fair value have been categorized pursuant to a fair value hierarchy in accordance with ASC 820. See Note 2 for additional information regarding the fair value hierarchy.

The following tables present the Company's financial instruments that are carried at fair value as of March 31, 2012 by financial statement line item caption, type of instrument, and level within the ASC 820 valuation hierarchy. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Assets at Fair Value			
Type of financial instruments	Level 1	Level 2	Level 3	Total
Mutual funds	$ 51,716	$ -	$ -	$ 51,716

There were no transfers between level 1 and level 2 or level 2 and level 1 during the year.

5. INCOME TAXES

The tax effect of each type of temporary difference that gave rise to portions of net deferred tax assets as of March 31, 2012 is as follows:

	Deferred Tax Assets (Liabilities)
Trading gain, net	$ (19,885)
Furniture and office equipment	2,824
Accrued expenses	36,947
Deferred rent	19,520
Net operating loss	1,177,665
Alternative minimum tax	17,439
Total deferred tax assets	1,234,510
Less: Valuation allowance	(1,234,510)
Net deferred tax assets	$ -

At March 31, 2012, the Company has net operating loss carryforwards of approximately $2,534,000 for federal income tax purposes, which will expire in various years through March 31, 2032.

The Company has established a full valuation allowance at March 31, 2012 because it is more likely than not that the net deferred tax assets will not be realized. The change in valuation allowance during the fiscal year ended March 31, 2012 was an increase by approximately $411,000.

The provision for income taxes for the year ended March 31, 2012 is summarized as follows:

	Current	Deferred	Total
Federal	$ 1,336	$ -	$ 1,336
State	4,200	-	4,200
	$ 5,536	$ -	$ 5,536

There are no unrecognized tax benefits, interest or penalties recognized in the accompanying financial statements as of and for the year ended March 31, 2012. The Company's tax returns for the year ended March 31, 2009 through the year ended March 31, 2011 remain open to examination by the Internal Revenue Service. They also remain open for the same period with respect to state taxing jurisdictions.

6. RELATED PARTY TRANSACTIONS

The Company executes purchases and sales of Korean securities for customers through the Parent. Commissions on Korean equity securities transactions for customers are collected by the Parent directly from the customers and remitted periodically to the Company. Such commission income amounted to approximately $1,221,000 for the year ended March 31, 2012. Related commissions receivable from the Parent as of March 31, 2012 amounted to approximately $93,000.

7. COMMITMENT

The Company leases office space under noncancelable operating lease expiring in October 2020. The following is a schedule of the minimum annual rental commitment for such lease:

Year ending March 31:	Amount
2013	$ 168,490
2014	162,051
2015	161,466
2016	167,868
2017	176,135
2018 and thereafter	802,821
	$ 1,638,831

The total rental expense for the year ended March 31, 2012, aggregates approximately $160,000 and is included in occupancy expense on the statement of income.

8. CREDIT RISK AND CLIENT ACTIVITIES

The Company clears securities transactions on behalf of customers through its clearing broker. In connection with these activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations. There were no customers' unsettled trades at March 31, 2012. The Company seeks to control the risk associated with its customers' activities by monitoring the creditworthiness of its customers.

9. CONCENTRATIONS OF CREDIT RISK

Concentrations of credit risk that arise from financial instruments (whether on or off balance sheet) exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. There were no significant concentrations of credit risk at March 31, 2012. The Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures.

* * * * * *

KOREA INVESTMENT & SECURITIES AMERICA, INC.
(A Wholly-Owned Subsidiary of KOREA INVESTMENT & SECURITIES CO., LTD.)

COMPUTATION OF NET CAPITAL FOR BROKER AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF MARCH 31, 2012

TOTAL STOCKHOLDER'S EQUITY	$ 1,100,519
NON-ALLOWABLE ASSETS AND OTHER CAPITAL CHARGES:	
Petty cash	605
Commissions receivable from parent	93,019
Securities owned	51,716
Furniture and office equipment, net	45,985
Other assets	174,900
Total non-allowable assets and other capital charges	366,225
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	734,294
HAIRCUTS ON SECURITIES POSITIONS	-
NET CAPITAL	734,294
AGGREGATE INDEBTEDNESS	146,233
COMPUTATION OF NET CAPITAL REQUIREMENT:	
Minimum net capital required (the greater of $100,000 or 6-2/3% of aggregate indebtedness)	100,000
EXCESS NET CAPITAL	$ 634,294
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	20%

KOREA INVESTMENT & SECURITIES AMERICA, INC.
(A Wholly-Owned Subsidiary of KOREA INVESTMENT & SECURITIES CO., LTD.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF MARCH 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in conditions for exemption appearing in paragraph (k)(2)(i) of the rule.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

May 24, 2012

Korea Investment & Securities America, Inc.
1350 Avenue of Americas, Suite 1110
New York, NY 10019

In planning and performing our audit of the financial statements of Korea Investment & Securities America, Inc. (a wholly-owned subsidiary of Korea Investment & Securities Co. Ltd.) (the "Company") as of and for the year ended March 31, 2012 (on which we issued our report dated May 24, 2012 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in

internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP